Exhibit 99.1

GW Pharmaceuticals Files Amendment to Registration Statement for Proposed Follow-on Offering

Porton Down, UK, 6 January 2014: GW Pharmaceuticals plc (Nasdaq: GWPH, AIM: GWP, “GW” or the “Company”) hereby provides notification that, further to the announcement on 20 December 2013 of the filing of a registration statement with the U.S. Securities and Exchange Commission (“SEC”) for a public follow-on offering of American Depositary Shares (“ADSs”) on the NASDAQ Global Market (the “Offering”), the Company filed today an updated amendment to the Registration Statement with the SEC, known as a preliminary prospectus.

A copy of the preliminary prospectus may be obtained from Morgan Stanley & Co. LLC, Attention: Prospectus Department, 180 Varick Street, 2nd Floor, New York, New York 10014; from Cowen and Company, LLC, c/o Broadridge Financial Services, 1155 Long Island Avenue, Edgewood, NY, 11717, Attn: Prospectus Department; from Piper Jaffray & Co., Attention: Prospectus Department, 800 Nicollet Mall, J12S03, Minneapolis, MN 55402; or from Canaccord Genuity Inc., Attention: Syndicate Department, 99 High Street, 12th Floor, Boston, Massachusetts 02110.

The Offering is subject to market and other conditions, and there can be no assurances as to whether or when the Offering may be completed or as to the actual size or terms of the Offering. A registration statement relating to these securities has been filed with the SEC but has not yet become effective. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

For further information, please contact:

Enquiries:

GW Pharmaceuticals plc
Justin Gover, CEO	+44 1980 557000
Stephen Schultz, VP Investor Relations	+ 1 401 500 6570

FTI Consulting (Media enquiries)	+44 20 7831 3113
Ben Atwell / Simon Conway / John Dineen (UK)
Robert Stanislaro (US)	+212 850 5657

Trout Group, LLC (US investor relations)	+ 1 646 378 2900
Jonathan Fassberg / Todd James / Chad Rubin

Peel Hunt LLP (UK NOMAD)	+44 207 418 8900
James Steel

For readers in the European Economic Area

In any EEA Member State that has implemented the Prospectus Directive, this communication is only addressed to and directed at qualified investors in that Member State within the meaning of the Prospectus Directive. The term “Prospectus Directive” means Directive 2003/71/EC (and amendments thereto, including Directive 2010/73/EU, to the extent implemented in each relevant Member State), together with any relevant implementing measure in the relevant Member State.

For readers in the United Kingdom

This communication, in so far as it constitutes an invitation or inducement to enter into investment activity (within the meaning of s21 Financial Services and Markets Act 2000 as amended) in connection with the securities which are the subject of the Offering described in this press release or otherwise, is being directed only at (i) persons who are outside the United Kingdom or (ii) persons who have professional experience in matters relating to investments who fall within Article 19(5) (“Investment professionals”) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the “Order”) or (iii) certain high value persons and entities who fall within Article 49(2)(a) to (d) (“High net worth companies, unincorporated associations etc”) of the Order; or (iv) any other person to whom it may lawfully be communicated (all such persons in (i) to (iv) together being referred to as “relevant persons”). The ADSs are only available to, and any invitation, offer or agreement to subscribe, purchase or otherwise acquire such ADSs will be engaged in only with, relevant persons. Any person who is not a relevant person should not act or rely on this document or any of its contents.

Notes to Editors

About GW Pharmaceuticals plc

Founded in 1998, GW is a biopharmaceutical company focused on discovering, developing and commercializing novel therapeutics from its proprietary cannabinoid product platform in a broad range of disease areas. GW commercialized the world’s first plant-derived cannabinoid prescription drug, Sativex®, which is approved for the treatment of spasticity due to multiple sclerosis in 24 countries. Sativex is also in Phase 3 clinical development as a potential treatment of pain in people with advanced cancer. This Phase 3 program is intended to support the submission of a New Drug Application for Sativex in cancer pain with the U.S. Food and Drug Administration and in other markets around the world. GW has a deep pipeline of additional cannabinoid product candidates, including Epidiolex which has received Orphan Drug Designation from the FDA for the treatment of Dravet syndrome, a severe infantile-onset, genetic, drug-resistant epilepsy syndrome. Our product pipeline also includes compounds in Phase 1 and 2 clinical development for glioma, ulcerative colitis, type-2 diabetes, and schizophrenia.